UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*

                   Under the Securities Exchange Act of 1934


                               (Amendment No. __)


                     International Monetary Systems, Ltd.
                                (Name of Issuer)

                        Common Stock, par value $0.0001
                         (Title of Class of Securities)

                                   46004U201
                                 (CUSIP Number)

                                 July 28, 2011
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)






                               (Page 1 of 6 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)


CUSIP No. 46004U201                13G                    Page 2 of 6 Pages

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(1)	NAMES OF REPORTING PERSONS

		Praetorian Capital Management LLC (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		13-4223355


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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
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NUMBER OF      (5)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                     288,826
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                     288,826
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     288,826
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     3.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                     IA
-----------------------------------------------------------------------------



CUSIP No. 46004U201                13G                    Page 3 of 6 Pages

----------------------------------------------------------------------------
(2)	NAMES OF REPORTING PERSONS

		Praetorian Offshore Ltd. (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		98-0465606


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                     288,826
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                     288,826
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     288,826
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     3.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                     OO
-----------------------------------------------------------------------------



CUSIP No. 46004U201                 13G                  Page 4 of 6 Pages

Item 1(a).     Name of Issuer:

The name of the issuer is International Monetary Systems, Ltd. (the
"Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

       The Issuer's principal executive offices are located at:
       16901 W. Glendale Drive, New Berlin, WI  53151.

Item 2(a).     Name of Person Filing:

This statement is filed on behalf of Praetorian Capital Management LLC (the "Management Company") a Delaware limited liability company, and Praetorian Offshore Ltd. ("PO Ltd."), a Cayman Islands exempted company (the "Fund") (collectively, the Management Company and the Fund are the "Reporting Person"). The Management Company serves as investment manager or advisor to the Fund with respect to the shares of Common Stock directly owned by the Fund. The Management Company makes the investment and voting decisions on behalf of the Fund but owns no direct investments in the securities of the Issuer. The Fund directly owns the shares of the Common Stock of the Issuer but does not make any decisions as to voting or buying or selling shares of the Issuer.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Management Company is:
1000 South Pointe Drive, Suite 1508, Miami Beach, FL  33139

Item 2(c).     Citizenship:

Management Company:  Delaware
Praetorian Offshore Ltd.:  Cayman Islands

Item 2(d).     Title of Class of Securities:
Common Stock, $0.0001 par value (the "Common Stock")

Item 2(e).  CUSIP Number:  46004U201

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Act,
     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Invest-ment Company Act of 1940,
     (e) [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ]  Employee Benefit Plan or Endowment Fund in accordance with
              Rule 13d-1 (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ]  Savings Association as defined in Section 3(b) of the
              Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 46004U201                 13G                    Page 5 of 6 Pages


Item 4.   Ownership.

       (a)	Amount beneficially owned:
As of the date hereof (July 28, 2011), the Reporting Person is the beneficial owner of 288,826 shares of Common Stock.
Praetorian Capital Management LLC acts as the management company to Praetorian Offshore Ltd., which beneficially owns 288,826 shares of Common Stock. As such, Praetorian
Capital Management LLC is deemed to beneficially own
288,826 shares of Common Stock. The percentages set forth in this Schedule 13G are calculated based on the 8,911,736 shares of Common Stock outstanding as of July 18, 2011, as set forth in a press release issued by the Issuer on July
18, 2011. As of our last filing in the Issuer, we owned less than 5% of the shares then outstanding and did not expect to make additional 13G filings related to this Issuer. However, the Issuer cancelled and retired a number of its shares (as defined in the Issuer's July 18, 2011 press release), resulting in our ownership once again exceeding 5%. Out of an abundance of caution to ensure that our filings provide all required disclosure, we prepared this additional 13G filing.

       (b)	Amount beneficially owned: (Continued)

Since our last Schedule 13G filing dated June 24, 2011, through July 28, 2011, the Reporting Person made the following transactions in the Common Stock of the Issuer:

PO Ltd.   July 6, 2011         sold 370 shares
PO Ltd.   July 27, 2011        sold 45,216 shares
PO Ltd.   July 28, 2011        sold 150,000 shares

       (c)	Percent of class:
            3.2% beneficially owned by the Management Company.

       (d)	Number of shares as to which the person has:.
         (i)   Sole power to vote or direct the vote: -0-
	(ii)  Shared power to vote or direct the vote:  288,826
	(iii) Sole power to dispose or direct the disposition: -0-
	(iv)	 Shared power to dispose or direct the disposition:  288,826



Item 5-9
Not applicable.

Filing of this statement by the Reporting Persons shall not be deemed an admission that they beneficially own the securities reported herein as held in customer accounts. The Reporting Persons expressly disclaim beneficial ownership of all securities held in such customer accounts. Praetorian Offshore Ltd.'s ownership on behalf of its investors is now less than 5% of the outstanding Common Stock of the Issuer, and no further 13G filings will be made unless we are once again required to do so.









CUSIP No. 46004U201		13G                    Page 6 of 6 Pages

Item 10.  Certification.

The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  August 2, 2011



/s/ Wesley N. Cooper

Praetorian Offshore Ltd.
By:  Praetorian Capital Management LLC
Its: Investment Manager
By: Wesley N. Cooper
Its: Chief Financial Officer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)